

INVEST IN **PALEBLUE**

Sustainable, rechargeable li-ion batteries for a better future

paleblueearth.com   Park City, UT   [f] [◎]

| Technology | Notable Angel | B2C | Energy | Science & R&D |

Highlights

Notable Angel
Raised $25k or more from a notable angel investor

1. Patent-pending, Sustainable, Rechargeable li-ion Paleblue batteries disrupting single use batteries

2. Huge Market: $17B+ serviceable obtainable market.The battery market is projected to grow at 10% CAGR

3. Product Market Fit : over 2M+ Paleblue batteries sold since 2019. Product available in 20 countries

4. Exponential growth: 2022 revenue was $3.3 million, an increase of 180% YoY

5. Vast distribution via website sales, Amazon and 350 domestic retail locations; up from 30 last year

6. Actionable impact : saving hundreds of batteries, sales support verified conservations & non-profits

7. Experienced team with manufacturing, energy and startup backgrounds

8. Founders have combined 60+ years in product development and manufacturing

Featured Investor



Jeff Danley in

Invested $400,000 ⓘ

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Syndicate Lead

"We are excited to be doubling down on our investment in Pale Blue Earth and the whole team Tom has assembled. We love that the company is reducing battery waste and costs for consumers and bringing innovation to the battery space. Our team

members have been using Pale Blue Earth's products for more than a year now and love the convenience of the high-performing, USB-rechargeable batteries. Congratulations to Tom and his team on their success so far!"

Our Team



Thomas Bishop CEO / Co-Founder

Tom has spent over a decade manufacturing systems and product lines for companies like Burton, Skullcandy, and Owlet. His leadership experience in product and operations along with advanced degrees in physics and materials science set Paleblue apart.



Steve Warren COO / Co-Founder

With 25+ years in management experience for Consumer Electronics in Europe, USA and Asia, Steve's expertise gives Paleblue its edge over other battery manufacturers. Steve has worked with tier one companies like PCH Int'l, Motorola, and Unilever.



Dave Vogt Product Director

Dave is a trained industrial designer with 15+ years experience. During his career at companies like Skullcandy, Oculus, and Yandex, Dave co-founded 2 other start-up companies that leverage upcycling and sustainability.



Jeff Earl Sales & Marketing

With 15+ years experience in sales and marketing, Jeff has become an expert at delivering exceptional customer experiences. During Jeff's time at Skullcandy, Enso Rings, and Paleblue, he has helped bring multiple projects and products to life.



Jeff Gilford Advisor

Jeff co-founded BlackFord Partners in 2001 to provide CFO services to a portfolio of early stage technology and life science companies. He was the CFO for

OrderFusion, and has closed over $300 million in venture and debt financing transactions.



Kevin Horsburgh Brand & Creative

Kevin is a multi-talented creative director, graphic designer and brand visionary with 20+ years experience. He has worked for Burton Snowboards and Skullcandy Audio, and co-founded Wolfgang dog accessories before joining Paleblue.



Ben Salibra Digital Operations & Marketing

With 8+ years experience in ecommerce, Ben has led Paleblue's direct-to-consumer (DTC) strategy while also overseeing the alignment of the brand's international distributor digital platforms, as well as ensuring an unparalleled customer experience.

Sustainable, rechargeable li-ion batteries for a better future.

Our Story:

Paleblue was founded in 2018, but our story really started 20 years ago when a near-death experience set our co-founder , Tom Bishop on a path to follow his passions and to support the people and places he cares most about. Only 23 at that time, his experience ignited a sense of purpose to pursue a life of meaning and impact. After many years working in product development and manufacturing of consumer products the stage was set. Born of a realization that a better battery was needed, Paleblue soon began changing the world of batteries and working to channel its success into wider impacts.

Our co-founders, Tom and Steve, combined their love of wild places and their experience in consumer products, manufacturing and mission-driven brands to answer the question: how could we turn single use batteries, so terrible yet ubiquitous, into a sustainable, consumer friendly, power solution?

The answer is a rechargeable, powerful, fast charging, super convenient and long lasting li-ion consumer battery company with an eye on our planet's future.

Paleblue: What's in a Name?

On Valentine's day 1981, 3.7 billion miles from earth, the most revolutionary photograph ever taken was snapped. In the vast darkness of space, our planet Earth was captured floating; so tiny in the cosmos. The *pale blue dot*, as astronomer Carl Sagan so famously named this image, showed us all how precious our home truly is.



Pale Blue Dot

Our Mission

Our mission is to replace inefficient and wasteful single use batteries with sustainable, rechargeable batteries.

The Problem

85% of consumers use single use batteries.

95% of of those batteries used are not recycled.



200,000 tons
Of single use batteries in the landfill or incinerators each year



1,000,000 tons
Of single use batteries in the landfill or incinerators each year

The US goes through 10 million single use batteries each and every DAY. That is 200,000 TONS of single use batteries each year.

Globally, over 1 million tons of single use batteries are used every year (how many batteries is that?). With only 5% being recycled, most end up on landfills or incinerators. These unfortunate end of life scenarios are not for lack of trying. As a steward member of Call2Recycle.org and a sponsor and supporter of Recycle Utah, Paleblue knows quite well how much money and effort goes into efforts to properly dispose of batteries. Management of used alkalines batteries is particularly challenging since there is not enough value recoverable from recycling them to justify their recycling - and subsidizing the recycling is costly.

The Solution





Paleblue manufactures energy efficient, USB-rechargeable batteries made with powerful li-ion that provides up to 1000 uses per battery - saving our customers a lot of money, waste, and trips to the store.

The Product

Paleblue batteries come in the 6 most commonly used consumer sizes: AAA, AA, C, D, 9v, & CR123A, each having an on-board battery management system (BMS) which enables fast USB-C charging.

Each battery is made using li-ion, which is faster charging, longer lasting, more reliable and better performing then both alkaline single use batteries as well as competing rechargeables.

Paleblue batteries are USB-rechargeable, easily connecting to an existing electric outlet or mobile power source and can recharge to full power surprisingly fast (AAA in 1 hour, AA in 90 minues) . Very cool onboard LED's let you know when the batteries are fully charged.

Each battery has a 5 charge ROI compared to single use, giving a 4-pack of Paleblue batteries the potential to save a consumer as much as $1000 (even more for expensive sizes like D and CR123A) in battery costs over its lifespan.

In addition to our batteries, we also offer multipacks, travel accessories, and portable solar charging panels.



Our batteries in real life

paleblue.
PERFECT FOR YOUR GAMING ACCESSORIES

paleblu
Lithium-Ion
Rechargeable Batteries
Welcome to the Reusable Revolution

paleblue

paleblue

THERMACELL
paleblue.
paleblue.

Proprietary, Patent-Pending Technology

Paleblue has been awarded a patent for our earth-friendly packaging with 5 additional utility and design patents pending.

with 5 additional utility and design patents pending.

Sustainability is our Secret Sauce

Sustainability is a core pillar of Paleblue; and one we are proud to continuously invest in.


SUSTAINABILITY IS #1
Quality Packaging
The kind you won't throw away immediately
Battery Recycling
Finding solutions for the problems we already have
Utilizing Resources
Innovating products to leverage solar power

Superior Packaging: Traditional single use batteries come in non-recyclable, disposable packaging. Our packaging is designed to be minimalistic and curb-recycleable without any disassembly by our customers, helping ensure these materials get recycled. Our batteries come in a reusable travel and storage case made of 100% post-consumer recycled materials. Reusable: Single use, alkaline batteries are just that-single use. Once their charge is completed 95% of these batteries end up in landfills or oceans. Our batteries are usb-rechargeable, and can be used for years and for hundreds of uses.

Recyclable: Through our stewardship membership in Call2Recycle , we support a national effort that ever-more batteries of all types are recycled. We also sponsor and work closely with our local recycling non-profit, businesses, and school district to channel more batteries to proper recycling outlets.

Solar Power: We don't want our customers having to run to the store, no matter where they may be, whether at home, in the car, or out in the backcountry. Our newly launched solar panel product line ensures that our Proprietary Li-ion rechargeable batteries can tap into an infinite power source - the sun. - no matter where you happen to be.

Our Competitive Space:

	paleblue	Alkaline (Single-Use)	NiMh (Rechargeable)	Generic Li-Ion (Rechargeable)
Rechargeable	Universal USB-C	Not Rechargeable	Bulky wall charger	Universal USB-C
Recharge Speed	Fast	N/A	Slow	Fast
Lifespan	1000+ cycles	1 use	~300 cycles	800-1200 cycles (varies across brands)
Voltage Output	1.5V (or 3.0V, 9.0V) Stable from start to finish	Initial ~1.6V, decreases over battery life	Initial ~1.3V, decreases over battery life	1.5V (or 3.0V, 9.0V) Stable from start to finish, but large variance and poor consistency
Quality	Designed from the ground up for quality and function. 100% unit testing at production assembly level	Name brands meet single-use expectations, off-brands typically under perform	High-end brands function well, off-brands typically underperform	Typically cost-cutting designs with minimal QA/QC processes in place during production, focus is low-price offerings
Consumer Impact	Reliable performance with focused benefits	Throw-away items with many wasted resources	Balance of usability with performance	Low performance and high failure rate
Brand Presence	US based with meaningful consumer messaging and roadmap	Varying	Varying	Foreign factories with cheap brands and unreliable claims

Paleblue is uniquely positioned to disrupt the single use alkaline battery market as well as incumbent and underwhelming rechargeable battery options.

With the help of your investment, Paleblue will continue to expand retail and international sales channels, launch new products, and develop advanced technology to continue to advance our product lines.



Approach Series Solar Panels



CR-123A Battery



Voyager Kit



Our Impact Partner Strategy Sets Us Apart


1% FOR THE PLANET
MEMBER
FOREVER PROJECT
Brighton
BUILDING A SUSTAINABLE TOMORROW
FISH FOR GARBAGE
#FISHFORGARBAGE
POW
PROTECT OUR WINTERS
WASATCH TRAILS FOUNDATION

We are always aiming to extend our impact by partnering with forward thinking organizations. That's why we have official partnerships with over 6 national and regional impact partners dedicated to various areas of environmental responsibility- from river cleanups, ecosystem restoration, and outdoor education.

Paleblue is also a proud member of the 1% initiative; pledging 1% of every sale towards environmental causes, alongside companies like Patagonia, Kleen Kanteen, New Belguim Brewery, and Stasher Bags.

How We Make Money

Paleblue makes money from direct sales and wholesale sales of our AAA, AA, C, D, 9v, and CR123A batteries as well as our battery

accessories such as travel packs and mobile solar charging panels.

We have a robust DTC e-commerce distribution network via our website sales and Amazon partnership, as well as physical products stocked in over 350+ domestic and international retail locations. Our Products are also currently sold in 20 countries through premier distributors and we are regularly adding new international distribution



Traction

We have product market fit and are revenue generating.

To date, we have already sold over 1 million batteries worldwide, potentially saving tens of millions of pounds of battery waste over their lifetime

Our product is not only successful stateside, but internationally as well. International sales currently make up 25% of our revenue and this segment is growing rapidly.

$3.3M

We continue to exponentially increase our sales revenue every year. Our 2022 revenue was $3.3 million, representing a 180% increase YOY.

Market Opportunity

The consumer battery market is massive and ripe for disruption. With our first-to-market position, rapid distribution expansion, and manufacturing expertise , we are uniquely positioned to service the $17 billion dollar serviceable obtainable market for consumer batteries.

Our Users Love Us.

Unlike the large single use battery brands, Paleblue inspires a passionate and loyal following from our customers. We are always surprised with great feedback about how meaningful our products are in our customers' lives. Paleblue's customer base advocates for our mission and our products, something you rarely see in the battery market.

"BEST RECHARGEABLE BATTERIES I'VE OWNED."

I purchased 8 of the AA a few weeks ago and I am amazed at how long they hold their charge. It's also incredible how short the charging time is to get them to a full charge. Very happy with them and will be buying more soon!



- Ken F.

"BEST BATTERY/CHARGER SET UP OUT THERE"

I like everything about these batteries. You can easily charge one, to four and no extra battery charger is needed. Recharge in the truck, or plug in at home. It will also plug into



my solar panel I take camping. AND...THE CHARGE TIME IS GREAT!

★★★★★ - Patty N.

"I CANNOT RECOMMEND THESE ENOUGH!"

I got these hoping they would be as good as non-rechargeable batteries... They are 100% better! They last a really long time. I had "regular" batteries in a trail cam and they lasted a day and a half. These rechargeables lasted four days and still had power left.

★★★★★ - Daniel G.

We Want You to Be Part of Our Future Success.

It is important for us as a company to create an impact. We view this fundraise as an opportunity to offer equity ownership to our supporters and share in our journey of success together.

With all the ingredients in place, We are now in a perfect position to expand our reach globally. With your investment, we can take Paleblue to the next level.

Use Of Your Investment



Use of Proceeds
26.2%
35.3%
33.6%
Sales & Marketing
Comp & Benefits (incl commissions)
Warehouse, Fulfillment & Admin
Research & Development
Fixed Assets
Inventory & Other Working Capital (Net of ABL Loan)

We have raised two previous convertible notes totaling $2M which helped us expand our product line and distribution.

Your investment will enable us to supercharge our already impressive growth, expand our global revenue and retail channel partnerships and bring our new technological product innovations to market.





Investor Perks

$250+



1x | 4-pack of AA

1x | 4-pack of AAA

$500+

1x | Paleblue Sustainability Kit



$1,000+

1x | Paleblue Sustainability Kit

1x | Paleblue Approach 2 Solar Charger





$2,000+



1x | Paleblue Home Conversion Kit

$10,000+

2x | Paleblue

2x | Paleblue Approach



3X | Sustainability Kits



3X | 2 Solar Chargers



Paleblue is the Right Investment At the Right Time



The Right Mission:
Creating a sustainable battery future



The Right Investment:
multi-million dollar revenue generating product



The Right Market:
$17 billion consumer battery segment



The Right Time:
We have the product & partnerships to scale



The Right Team:

Entrepreneurs & experienced brand builders and operators at the forefront of battery storage, manufacturing and consumer products



The Right Technology:

Proprietary Li-ion rechargeable, sustainable smart battery